Exhibit 7

Taiga Building Products Ltd.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three months ended June 30, 2017 and 2016

(in Canadian dollars)

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Taiga Building Products Ltd. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

TAIGA BUILDING PRODUCTS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	June 30,	March 31
(in thousands of Canadian dollars)	2017	2016	2017
Assets
Current:
Accounts receivable	$167,147	144,047	$139,250
Inventories (Note 3)	136,348	115,428	140,798
Prepaid expenses	2,045	1,449	1,816

	305,540	260,924	281,864
Property, plant and equipment	39,175	40,667	39,799
Long-term receivable	—	666	629
Deferred tax assets	1,635	2,013	1,766

	$346,350	$304,270	$324,058

Liabilities and Shareholders’ Deficiency
Current:
Revolving credit facility (Note 4)	$111,443	$81,771	$101,366
Accounts payable and accrued liabilities	82,759	70,570	74,765
Income taxes payable	5,846	11,551	5,527
Current portion of long-term debt	253	252	259
Current portion of finance lease obligation	2,219	2,449	2,113

	202,520	166,593	184,030
Long-term debt	928	1,175	1,016
Finance lease obligation (Note 10)	23,226	24,384	23,403
Deferred gain	3,304	3,676	3,389
Provisions	1,209	1,582	1,257
Subordinated notes (Note 6)	128,834	128,834	128,834

	360,021	326,244	341,929

Shareholders’ Deficiency:
Share capital (Note 7)	13,229	13,229	13,229
Accumulated other comprehensive income (Note 7)	5,881	5,835	6,710

	19,110	19,064	19,939
Deficit	(32,781)	(41,038)	(37,810)

	(13,671)	(21,974)	(17,871)

	$346,350	$304,270	$324,058

The accompanying notes are an integral part of these consolidated financial statements.

TAIGA BUILDING PRODUCTS LTD.

Condensed Consolidated Statements of Earnings and Comprehensive Income

(Unaudited)

	Three months ended June 30,
(in thousands of Canadian dollars, except per share amounts)	2017	2016
Sales	$379,761	$325,466
Cost of sales	346,084	294,058

Gross margin	33,677	31,408

Expenses:
Distribution	5,480	5,431
Selling and administration	15,081	13,619
Finance (Note 8)	1,379	1,319
Subordinated debt interest (Note 6)	4,509	4,087
Other income	(84)	(115)

	26,365	24,341

Earnings before income tax	7,312	7,067
Income tax expense (Note 5)	2,283	2,305

Net earnings for the period	$5,029	$4,762

Other comprehensive loss for the period (Item that may be reclassified to net earnings)
Exchange differences on translating foreign controlled entities	$(829)	$(193)

Total comprehensive income for the period	$4,200	$4,569

Basic and diluted net earnings per common share	$0.16	$0.15

Weighted average number of common shares outstanding	32,414	32,414

The accompanying notes are an integral part of these consolidated financial statements.

TAIGA BUILDING PRODUCTS LTD.

Condended Consolidated Statements of Changes in Shareholders’ Deficiency

(Unaudited)

For the three months ended June 30, 2016

(in thousands of Canadian dollars)	Share Capital	Deficit	Accumulated Other Comprehensive Income	Total
Balance at March 31, 2016	$13,229	$(45,800)	$6,028	$(26,543)
Net earnings	—	4,762	—	4,762
Other comprehensive loss	—	—	(193)	(193)

Balance at June 30, 2016	$13,229	$(41,038)	$5,835	$(21,974)

For the three months ended June 30, 2017

(in thousands of Canadian dollars)	Share Capital	Deficit	Accumulated Other Comprehensive Income	Total
Balance at March 31, 2017	$13,229	$(37,810)	$6,710	$(17,871)
Net earnings	—	5,029	—	5,029
Other comprehensive loss	—	—	(829)	(829)

Balance at June 30, 2017	$13,229	$(32,781)	$5,881	$(13,671)

The accompanying notes are an integral part of these consolidated financial statements.

TAIGA BUILDING PRODUCTS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,
(in thousands of Canadian dollars)	2017	2016
Cash provided by (used in):
Operating:
Net earnings	$5,029	$4,762
Adjustments for non-cash items
Amortization	1,080	1,018
Income tax expense	2,283	2,305
Mark-to-market adjustment on financial instruments	(461)	(277)
Change in provisions	(48)	(47)
Loss (gain) on asset disposal	—	(20)
Amortization of deferred gain	(85)	(96)
Finance and subordinated debt interest expense	5,888	5,406
Interest paid	(1,304)	(1,245)
Income tax paid	(1,467)	(485)
Changes in non-cash working capital (Note 11)	(16,508)	(6,681)

Cash flows from operating activities	(5,593)	4,640

Investing:
Purchase of property, plant and equipment	(185)	(283)
Proceeds from disposition of property, plant and equipment	629	19

Cash flows used in investing activities	444	(264)

Financing:
Repayment of long-term debt	(66)	(63)
Repayment of obligations under finance leases	(548)	(684)
Subordinated notes interest paid	(4,509)	(4,087)

Cash flows used in financing activities	(5,123)	(4,834)

Effect of changes in foreign currency on Revolving Credit Facility	195	33

Net increase in Revolving Credit Facility	(10,077)	(425)
Revolving Credit Facility, beginning	(101,366)	(81,346)

Revolving Credit Facility, ending	$(111,443)	$(81,771)

The accompanying notes are an integral part of these consolidated financial statements.

Taiga Building Products Ltd.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

For the three months ended June 30, 2017 and 2016 (in Canadian dollars)

1.	Nature of Operations

Taiga Building Products Ltd. (“Taiga” or the “Company”) is an independent wholesale distributor of building products in Canada and the United States. Taiga operates within two reportable geographic areas, Canada and the United States. The Company’s shares and subordinated notes (the “Notes”) are listed for trading on the Toronto Stock Exchange.

Taiga is a Canadian corporation and its registered and records office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

2.	Basis of Preparation

(a)	Statement of compliance

These condensed interim consolidated financial statements (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, these financial statements comply with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

These Financial Statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with the annual consolidated financial statements for the year ended March 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. These Financial Statements were authorized for issue on August 3, 2017 by the board of directors of the Company.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of Taiga Building Products Ltd. and its subsidiaries. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operational policies of the entity. Inter-company transactions and balances have been eliminated.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable.

(d)	Revolving Credit Facility

Revolving credit facility consists of cash on hand less cheques issued and the Company’s outstanding revolving credit facility balance. Taiga’s cash flow statement reflects the net change in its revolving credit facility. The revolving credit facility forms an integral part of Taiga’s cash management and fluctuates directly as a result of cash flows from operating, investing and financing activities.

3.	Inventories

(in thousands of dollars)	June 30, 2017	June 30, 2016	March 31, 2017
Allied building products	31,421	28,703	33,473
Lumber products	79,518	63,583	79,692
Panel products	24,854	22,614	27,114
Production consumables	782	774	665
Inventory provision	(227)	(246)	(146)

Total	136,348	115,428	140,798

All of the Company’s inventories are pledged as security for the revolving credit facility.

Taiga Building Products Ltd.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

For the three months ended June 30, 2017 and 2016 (in Canadian dollars)

4.	Revolving Credit Facility

(in thousands of dollars)	June 30, 2017	June 30, 2016	March 31, 2017
Revolving credit facility	111,021	82,490	101,864
Financing costs, net of amortization	(422)	(719)	(498)

Total	111,443	81,771	101,366

On November 25, 2013, the Company renewed its senior credit facility with a syndicate of lenders led by JPMorgan Chase Bank (the “Facility”). The Facility was increased from $200 million to $225 million, with an option to increase the limit by up to $50 million. The Facility continues to bear interest at variable rates plus variable margins, is secured by a first perfected security interest in all personal property of the Company and certain of its subsidiaries, and will mature on November 25, 2018. Taiga’s ability to borrow under the Facility is based upon a defined percentage of accounts receivable and inventories. The terms, conditions, and covenants of the Facility have been met as at June 30, 2017.

5.	Income Taxes

Income tax expense is comprised of:

	Three months ended June 30,
(in thousands of dollars)	2017	2016
Current	1,926	1,913
Deferred	357	392

Total	2,283	2,305

6.	Subordinated Notes

Under the terms of a notes indenture dated September 1, 2005 (the “Indenture”) the Company’s Notes are unsecured, bear interest at 14% per annum and mature on September 1, 2020. Interest on the Notes is payable on the 15th day following the end of each month as an annual interest sum divided by twelve. The aggregate principal amount of the Notes that may be issued under the Indenture is unlimited. The terms, conditions, and covenants of the Indenture have been met during the year ended June 30, 2017.

The Company’s major shareholder, UPP Holdings Limited, holds 35.71% (2016 – nil) of the outstanding Notes at June 30, 2017. Two executives of this company are also members of Taiga’s Board of Directors. A discretionary trust whose beneficiary is a Taiga director indirectly holds 17.20% (2016 - 17.20%) of the outstanding Notes of Taiga at June 30, 2017.

During the three months ended June 30, 2017, the amount of interest incurred for these related parties was $1,610,312 (2016 - nil) and $775,392 (2016 - $775,392), respectively.

7.	Shareholders’ Deficiency

(a)	Authorized Share Capital

Unlimited common shares without par value, unlimited class A common shares without par value, and unlimited class A and class B preferred shares without par value.

(b)	Common Shares Issued

(in thousands of dollars, except number of shares)	Number of Shares	Amount
Balance, June 30, 2017, June 30, 2016 and March 31, 2017	32,414,278	13,229

Taiga Building Products Ltd.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

For the three months ended June 30, 2017 and 2016 (in Canadian dollars)

(c)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of exchange differences arising on translation of entities that have a functional currency other than the Canadian dollar.

(d)	Stock Options and Warrants

Taiga does not have stock options or warrants outstanding and has not granted or cancelled options or warrants during the current or prior period.

(e)	Dividends

In accordance with Taiga’s dividend policy set on October 15, 2008, the Company generally intends to pay dividends each year on its common shares equal to 25% of the prior fiscal year’s net earnings. These dividends would be payable in two instalments of 12.5% on each July 15 (or first business day thereafter) and each January 15 (or first business day thereafter) to the shareholders of record on June 30 and December 31 (or first business day thereafter). The payment of any dividends by the Company is subject to the discretion of its board of directors and subject to its determination of the Company’s capital and operational requirements, adequacy of reserves and compliance with contractual and legal requirements.

(f)	Major Shareholder

On January 31, 2017, Taiga paid the full amount owing to the CRA (The Reassessment) in relation to Note 9 through the use of proceeds provided by its two former major shareholders. The Reassessment Amount was fully funded by the two former major shareholders in accordance with their obligations under their indemnity agreements with Taiga. The payment of the Reassessment Amount was made in connection with two transactions (the “Transactions”) involving Taiga’s two former major shareholders, and UPP Holdings Limited, and certain of its affiliates and subsidiaries (collectively, “UPP”), which resulted in UPP holding approximately 58% of the issued and outstanding common shares of the Company. Taiga’s current chairman, Dr. Kooi Ong Tong, is UPP’s executive chairman, chief executive officer and a significant shareholder. Another of Taiga’s directors, Ian Tong, is also a director of UPP. UPP is an investment holding company listed on the Singapore Exchange.

8.	Finance Expense

The finance expense is comprised of:

	Three months ended June 30,
(in thousands of dollars)	2017	2016
Interest on revolving credit facility and other short term liabilities	850	760
Interest on finance leases and long-term debt	453	484
Amortization of financing costs	76	75

Total	1,379	1,319

9.	Commitments and Contingencies

Canada Revenue Agency Reassessment

During the year ended March 31, 2017, Taiga received a notice of reassessment from the Canada Revenue Agency in the amount of approximately $42,000,000 (which includes interest) relating to the years from 2005 to 2013. The reassessment related to the amount of taxes withheld, by Taiga, on dividends paid or deemed to have been paid to what were then the Company’s two largest shareholders in connection with and subsequent to Taiga’s corporate reorganization in 2005 involving a swap of then outstanding common shares for stapled

Taiga Building Products Ltd.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

For the three months ended June 30, 2017 and 2016 (in Canadian dollars)

units. Taiga paid the full amount of the reassessment on January 31, 2017 using proceeds provided by its two former major shareholders. The Company, and the two former major shareholders, had previously entered into agreements whereby the shareholders agreed to fully indemnify the Company from this potential liability, including related liabilities. The indemnity agreements remain in effect and would apply in the event that CRA issues further reassessments relating to the amount of taxes withheld. The Company intends to challenge the reassessment and vigorously defend its tax filings and to seek a resolution as soon as practically possible. Taiga’s two former major shareholders may elect to assume any action or defense of Taiga in connection with the foregoing pursuant to the terms of the indemnity agreements with Taiga.

10.	Financial Instruments

(a)	Accounting for financial instruments

The following table summarizes the carrying values of the Company’s financial instruments:

(in thousands of dollars)	June 30, 2017	March 31, 2017
Held for trading	82	(70)
Loans and receivables	167,147	139,879
Other financial liabilities	(349,662)	(331,686)

The carrying amounts of accounts receivable and accounts payable approximate their fair values due to the short term to maturity of these instruments. The carrying amounts of the revolving credit facility and long-term debt approximate their fair values as these liabilities bear interest at variable market rates.

The carrying amount and fair values of finance lease obligations are as follows:

(in thousands of dollars)	June 30, 2017	March 31, 2017
Carrying amount	25,445	25,516
Fair value	25,353	25,413

The fair value of the finance lease obligations was determined using current borrowing rates for similar debt instruments.

The carrying amount and fair values of the subordinated notes are as follows:

(in thousands of dollars)	June 30, 2017	March 31, 2017
Carrying amount	128,834	128,834
Fair value	143,328	148,159

The fair value of the subordinated notes was determined based on closing price of the notes which are traded on the Toronto Stock Exchange.

The carrying amount of derivative financial instrument assets and liabilities are equal to their fair values as these instruments are re-measured to their fair values at each reporting date as follows:

(in thousands of dollars)	June 30, 2017	March 31, 2017
Lumber futures	98	(38)
Interest swap	(16)	(32)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – based on quoted prices in active markets for identical assets or liabilities;

Taiga Building Products Ltd.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

For the three months ended June 30, 2017 and 2016 (in Canadian dollars)

Level 2 – based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Derivative financial instrument assets and liabilities are classified as level 2.

11.	Changes in Non-Cash Working Capital

	Three months ended June 30,
(in thousands of dollars)	2017	2016
(Increase) Decrease in Accounts receivable	(27,436)	(8,024)
(Increase) Decrease in Inventories	4,450	8,662
(Increase) Decrease in Prepaid expenses and other	183	(29)
Effect of foreign exchange on working capital	(1,258)	(270)
(Decrease) Increase in Accounts payable and accrued liabilities	7,554	(7,020)

Total	(16,508)	(6,681)

12.	Seasonality

The Company operates in a seasonal industry that generally experiences higher sales in the first and second quarters and reduced sales in the late fall and winter during its third and fourth quarters of each fiscal year.

13.	Segmented Information

Taiga operates within one business segment and has two reportable geographic areas as follows:

	Three months ended June 30,
	2017		2016
(in thousands of dollars except %)	Sales	%	Sales	%
Canada	333,749	87.9	288,298	88.6
United States	46,012	12.1	37,168	11.4

During the three months ended June 30, 2017, Taiga’s Canadian operations had export sales of $82.0 million (2016 - $65.1 million). These export sales were primarily to the United States and Asia, and are included as part of the Canadian segment in the table above.